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                                                                    EXHIBIT 99.1

(CAMPBELL RESOURCES INC. LOGO)

                             CAMPBELL RESOURCES INC.

                                  PRESS RELEASE
                              For immediate release

      CAMPBELL RESOURCES GRANTED PERMIT TO START MINING MERRILL ISLAND PIT

MONTREAL, SEPTEMBER 4, 2007 - CAMPBELL RESOURCES INC. (THE "CORPORATION") ("CAMPBELL") (TSX: CCH, OTC BULLETIN BOARD: CBLRF) announces that it has received the Certificate of Authorization from the Quebec Ministry of Environment that enables the Company to start mining at the Merrill Island open pit. Beginning immediately, material from the Merrill Island pit will be processed at Campbell's Copper Rand mill in line with the Company's strategy to maximize mill throughput.

"The start-up of operations at the Merrill Island pit is a significant step forward in our strategy to increase the volume of ore processed at the Copper Rand mill," said Andre Fortier, Campbell's President and Chief Executive Officer. "Material from the Merrill Island pit is expected to more than offset the impact of the previously-announced termination of operations at the Joe Mann Mine, and development of the high-grade Corner Bay Copper project is progressing on schedule. The addition of material from these two deposits is expected to have a positive impact on Campbell's overall unit costs going forward."

A past producer, the Merrill Island pit is located a short haul, approximately five kilometres, from the Copper Rand mill. In the initial phase of mining, approximately 150,000 tonnes will be extracted beginning in September 2007 at an estimated rate of 20,000 tons per month. The estimated grade and recovery rate indicate incremental monthly production of 200,000 pounds of copper. In conjunction with this initial phase of mining, the Company is working to identify additional potential to sustain longer term production from the Merrill Island pit.

Historic (non 43-101 compliant) resources in the Merrill Island pit are 1.1 million tons measured, grading 0.92% Cu, and 905,000 tons inferred grading 0.53% Cu. The Merrill pit resource estimates are based on prior data and reports obtained and prepared by previous operators and Campbell. The necessary work to verify the classification of the mineral resource estimates has not been completed and the Company is not treating the mineral resource estimates as NI 43-101 defined resources verified by a qualified person. (Ref.: May 14, 2007 press release).

Campbell is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

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Certain information contained in this release contains "Forward-Looking
Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2006. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

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
FOR MORE INFORMATION:
CAMPBELL RESOURCES INC.                  Renmark Financial Communications Inc.
Andre Fortier,                           Henri Perron, hperron@renmarkfinancial.com
President and Chief Executive Officer    John Boidman, jboidman@renmarkfinancial.com
Tel.: 514-875-9037                       Tel.: 514-939-3989
Fax: 514-875-9764                        Fax: 514-939-3717
e-mail: afortier@campbellresources.com   www.renmarkfinancial.com

Alain Blais
Vice-president and General Manager of
Operations
Tel: 418-748-7691
Fax: 418-748-7696
e-mail: ablais@campbellresources.com
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